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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

FirstCity Financial Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
33761X107
(CUSIP Number)
James R. Hawkins
P.O. Box 21446
Waco, Texas 76702
(254) 399-8405
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 29, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	33761X107	Page	2	of	5

1	NAMES OF REPORTING PERSONS: James R. Hawkins

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		554,892

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		554,892

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	554,892

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 5. Interest in Securities of the Issuer
SIGNATURE

     This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of FirstCity Financial Corporation, Inc., a Delaware corporation (the “Issuer”), and is being filed on behalf of the Reporting Person to amend the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “Commission”) on September 19, 2006, to reflect the change in beneficial ownership of the Reporting Person and to report that the Reporting Person ceased to be the holder of more than five percent of the Issuer’s Common Stock as of December 29, 2006. Except as set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Commission.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated as follows:
     (a) As of December 29, 2006, the Reporting Person was the beneficial owner of 554,892 shares of Common Stock (which represents approximately 4.9% of the Issuer’s outstanding Common Stock as of November 9, 2006, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006). 97,279 of such shares are owned indirectly by the Reporting Person through J-Hawk I, Ltd., a Texas limited partnership, the sole general partner of which is Combined Funding, Inc. The Reporting Person may be deemed to beneficially own such shares as a result of his ownership of 50% of the common stock of Combined Funding, Inc.
     (b)

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
James R. Hawkins	457,613	0	457,613	0
J-Hawk I, Ltd.	97,279	0	97,279	0
     (c) Except as set forth below, there have been no transactions in the Common Stock by the Reporting Person during the past sixty days.
     The Reporting Person made a bona fide gift of 100,000 shares of the Issuer’s Common Stock on December 29, 2006. During the past sixty days, the Reporting Person also effected the following sales of shares of Common Stock in open market transactions:

Date	Price	Number of Shares
12/18/06	$11.0264	10,000
12/19/06	$11.06	500
12/20/06	$11.05	5,000
12/21/06	$11.0359	5,000
     In addition, during the past sixty days, the Reporting Person effected the following sales of shares of Common Stock owned by J-Hawk I, Ltd. in open market transactions:

Date	Price	Number of Shares
11/06/06	$10.60	5,000
11/06/06	$10.65	4,284
11/08/06	$10.65	716
11/09/06	$10.70	1,800
11/20/06	$10.50	1,380
12/06/06	$10.50	3,620
12/07/06	$10.52	5,000
12/11/06	$10.70	8,200
12/11/06	$10.65	5,000
12/12/06	$10.73	5,000
12/18/06	$10.85	5,000
12/18/06	$10.90	5,000
12/20/06	$11.05	5,000
     (d) Not applicable.
     (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock as of December 29, 2006.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.
Date: December 29, 2006

By:	/s/ James R. Hawkins
James R. Hawkins